Mail Stop 3561

February 4, 2010

Via Fax & U.S. Mail

Mr. John D. Johnson, Chief Executive Officer
CHS Inc.
5500 Cenex Drive
Inner Grove Heights, Minnesota 55077

> **Re:** **CHS Inc.**
> **Form 10-K for the fiscal year ended August 31, 2009**
> **Filed November 10, 2009**
> **File No. 000-50150**

Dear Mr. Johnson:

We have reviewed your response letter dated January 12, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended August 31, 2009

Financial Statements, page F-1
Notes to Consolidated Financial Statements, page F-6
Note 4 Investments, page F-13

1. We note your response to prior comment 2 and require further information. Your
   response indicates that the arrangements do not meet the definition of a derivative
   under ASC Topic 815-10-15-83. Please provide us with a full and detailed
   analysis of each category listed in your response and explain in further detail why
   such contracts do not meet the definition of a liability. Furthermore, please
   include in your response a full analysis of each category of contract under ASC
   Topic 480. As part of your response, please specifically address whether if any of
   events specified in the contracts occur, the company is required to purchase the
   equity shares or if acquiring the shares is at the option of the company. We may
   have further comment upon review of your response.

Note 1 Summary of Significant Accounting Policies, page F-9
Property, Plant and Equipment, page F-9
Note 6 Other Assets, page F-17

2. We note your response to prior comment 3 but do not believe the revisions made
   to the financial statements were fully responsive to our prior comment. As
   requested in our prior comment, please revise the notes to your financial
   statements in your next amendment to the Form S-1 and in future filings to:

   • State that the selection of the deferral method, as opposed to expensing the
     cost when incurred, results in deferring recognition of these major
     maintenance expenditures and results in your classification of the related cash
     outflows as investing activities in your statement of cash flows whereas others
     that expense these costs as incurred, classify the cash outflows as operating
     cash flows; and
   • Include a roll-forward of the major maintenance expenditures, including
     opening balance, cost deferred, amortization, any write-offs, and ending
     balance in a tabular format.

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Mr. John D. Johnson, Chief Executive Officer
CHS Inc.
February 4, 2010
Page 3

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have
questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief